NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces senior leadership retirement and appointments

February 6, 2014—ALL AMOUNTS ARE STATED IN U.S.$

Agrium announced today that Richard Gearheard, Senior Vice President Agrium and President Retail, will be retiring effective March 31, 2014. Richard has been instrumental in the significant success and growth of Agrium’s Retail business unit and has been with Agrium and its predecessor companies for over 40 years. Under Richard’s leadership, Agrium’s Retail business has grown from a small US-based retail company generating $50-million in EBITDA in 1996 to an international retail business that is now the largest global direct-to-grower distributor of crop nutrients, agricultural crop protection products and seed generating close to $1-billion in EBITDA.

“On behalf of all of Agrium, I want to thank Richard for his tremendous contribution in building Agrium Retail into the leading agricultural retailer in the U.S. and globally. Richard is well known and broadly respected in the agriculture community for his business knowledge, humor and focus on people,” said Chuck Magro, Agrium’s President and CEO.

Steve Dyer, Agrium’s Chief Financial Officer (CFO), has been appointed to replace Mr. Gearheard as Executive Vice President and President of Retail. Steve brings a wealth of knowledge and experience to his latest appointment. He has held a broad range of positions in his 23 year career at Agrium including financial, distribution, Retail, business development, IT, and Wholesale manufacturing. Prior to his current role as Agrium’s CFO, Steve was West Region Manager for Crop Production Services (“CPS”). The Western Region of CPS has over 130 retail farm branches and annual sales of over $1.5-billion.

Tom Warner, VP Distribution for CPS has been appointed President, North America Retail and will report to Steve Dyer. In his new role, Tom will have responsibility for all of CPS’s business throughout North America. Tom will act as interim President of Retail from April 1, 2014 until such time that Steve’s replacement as CFO is appointed.

Jeff Tarsi, Senior Director Business Strategy for CPS has been appointed VP Retail International, reporting to Steve Dyer. In addition, to his Retail business strategy duties, Jeff will also now have responsibility for Retail’s businesses outside of North America.

“I am very pleased that Steve has accepted the position as Executive Vice President and President of Retail. He brings to this role impressive agri-business experience and a strong background in distribution and retail. I would also like to welcome Tom and Jeff to their new roles and responsibilities,” added Chuck Magro, Agrium’s President and CEO.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com